December 7, 2015

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

RE:	Diamond Hill Funds File Nos. 333-22075 and 811-8061

Ladies and Gentlemen:

On December 7, 2015, Diamond Hill Funds (the “Registrant”) filed Post-Effective Amendment No. 49 to its Registration Statement (the “Amendment”) on Form N-1A, pursuant to the requirements of the Securities Act of 1933, as amended (the “1933 Act”). The Amendment satisfies the conditions for filing pursuant Rule 485(b) under the 1933 Act, but was filed pursuant to Rule 485(a) at the request of the staff because it contains financial statements for a private fund that will be reorganized into a new series of the Registrant.

Pursuant to Rule 461 under the 1933 Act, the Registrant and BHIL Distributors, Inc., the Fund’s distributor, hereby request that the Commission accelerate the effective date of the Amendment to December 18, 2015 or the earliest practicable date thereafter.

If you have any questions concerning this request please contact Michael V. Wible at (614) 469-3297.

BHIL Distributors, Inc.		Diamond Hill Funds

By:	/s/ Brenda J. Bittermann	By:	/s/ Gary R. Young

Name:	Brenda J. Bittermann	Name:	Gary R. Young

Title:	President	Title:	President